UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of September 2010

0-29714
(Commission file number)

ICON plc
(Registrant’s name)

South County Business Park, Leopardstown, Dublin 18, Ireland.
(Address of principal executive offices)

Ciaran Murray, CFO
South County Business Park Leopardstown, Dublin 18, Ireland.
Ciaran.Murray@iconplc.com
011-353-1-291-2000
(Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ______	No X

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

This report on Form 6-K of Icon plc (the “Company”) consists of the following documents which are attached hereto and incorporated by reference herein:

Exhibit
Number	Description of Exhibit

10.5	First Amendment to Lease Agreement between Highwoods Realty Limited Partnership and Icon Clinical Research, Inc., dated October 22, 2009
99.1	Directors’ Report and Consolidated Financial Statements for the Year ended December 31, 2009
99.2	Interim Management Report and Condensed Consolidated Financial Statements for the Six Months ended June 30, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON plc

September 30, 2010	/s/ Ciaran Murray
Date	Ciaran Murray
Chief Financial Officer